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3/1/06 SS

[redacted]

SECUI 06002312 MISSION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWCOMB & COMPANY, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

2 MILL ROAD
(No. and Street)

HANCOCK	NH	03449-5403
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDERICK W. NEWCOMB 603-525-4654
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

3/15/06

OATH OR AFFIRMATION

I, Frederick W. Newcomb swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcomb & Company, Inc , as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Feb. 17 2006

Title President

Notary Public

Susan E. Kennedy
Notary Public - New Hampshire
My commission expires June 23, 2009

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Newcomb & Company, Inc.

In planning and performing our audit of the financial statements of Newcomb & Company, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, Massachusetts
February 6, 2006

Newcomb & Company, Inc.

Audited Financial Statements

For The Year Ended December 31, 2005

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Newcomb & Company, Inc
343 Salem Street
North Andover, MA 01845

I have audited the accompanying Statement of Financial Condition of Newcomb & Company, Inc. as of December 31, 2005, and the related Statements of Income, Changes in Stockholders Equity, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcomb & Company, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2006

Harvey Karll CPA, P.C.

Newcomb & Company, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 8,982.00
NASD CRD Daily Acct	60.00
Prepaid Fidelity Bond	952.00
Prepaid NASD Fees	3,200.00
Equipment, computers and vehicles, at cost, less accumulated depreciation and amortization of $2150.28	6,267.56
	$ 19,461.56

Liabilities and Stockholders Equity

Liabilities:	
State Income Tax Payable	$ 273.00
Stockholders Equity:	
Common stock, no par, authorized 10,000 shares issued and outstanding 2,500	27,600.00
Retained Earnings	(8,411.44)
Total stockholders' equity	19,188.56
	$ 19,461.56

(See Accountant's Report & Accompanying Notes)

Newcomb & Company, Inc.
Statement of Income
Twelve Months Ended December 31, 2005

	Year To Date	%
Income		
Interest Income	$ 43.49	0.1
Consulting Income	2,500.00	5.5
Securities Revenue	18,395.00	40.1
Commission Income	12,163.00	26.5
Miscellaneous	12,730.00	27.8
Total Income	45,831.49	100.0
Operating Expenses		
Advertising	604.95	1.3
Automobile Expense	2,725.15	5.9
100% Business Meals	915.94	2.0
Commissions	16,898.12	36.9
Depreciation	1,780.45	3.9
Fidelity Bond Insurance	481.00	1.0
Insurance	1,367.17	3.0
Repairs & Maintenance	974.56	2.1
Meals & Entertainment	242.20	0.5
Office Expenses	6,196.25	13.5
Professional Fees	5,436.00	11.9
Regulatory Expense	6,691.42	14.6
Rent	1,480.00	3.2
Taxes Others	187.20	0.4
Travel	1,550.00	3.4
Total Operating Expenses	47,530.41	103.7
Net Income/(Loss) Before Taxes	(1,698.92)	-3.7
Provision for Income Tax		
State Income Tax Expense	456.00	1.0
Total Provision for Income Taxes	456.00	1.0
Net Income/(Loss)	($ 2,154.92)	-4.7

See Accountant's Report and Accompanying Notes

Newcomb & Company, Inc.
Statement of Income
Twelve Months Ended December 31, 2005

		Year To Date	%
General & Administrative Exp. (Schedule A)			
Advertising	$	604.95	1.3
Automobile Expense		2,725.15	5.9
100% Business Meals		915.94	2.0
Commissions		16,898.12	36.9
Depreciation		1,780.45	3.9
Fidelity Bond Insurance		481.00	1.0
Insurance		1,367.17	3.0
Repairs & Maintenance		974.56	2.1
Meals & Entertainment		242.20	0.5
Office Expenses		6,196.25	13.5
Professional Fees		5,436.00	11.9
Regulatory Expense		6,691.42	14.6
Rent		1,480.00	3.2
Taxes Others		187.20	0.4
Travel		1,550.00	3.4
Total G & A Expense	$	47,530.41	103.7

See Accountant's Report and Accompanying Notes

Newcomb & Company, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2005

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 2,154.92)	
Adjustments		
Add:		
Depreciation	1,780.48	
Less:		
Prepaid NASD fees	(90.00)	
Prepaid Fidelity Bond	(471.00)	
NASD CRD Daily Acct	(60.90)	
State Income Tax Payable	(183.00)	
Cash from Operations		(1,179.34)
Cash Flows - Invested		
Computers	(199.90)	
Investing Cash Flows		(199.90)
Cash Flows - Financing		
Shareholder Distribution	(4,432.62)	
Financing Cash Flows		(4,432.62)
Cash Increase (Decrease)		(5,811.86)
Cash - Beginning of Year		
Cash - Checking-Citizen	7,563.21	
Cash-Money Market BOA	7,230.65	
Total Beginning of Year		14,793.86
Cash on Statement Date		$ 8,982.00

See Accountant's Report and Accompanying Notes

Newcomb & Company, Inc.
Computation of Net Capital
December 31, 2005

Total Stockholder's Equity	$ 19,189
Less: Non Allowable Assets	10,480
Net Capital	8,709
Less: Capital Requirement	5,000
Excess Capital	$ 3,709
Aggregate Indebtedness	$ 273
Ratio of Aggregate Indebtedness To Net Capital	0.03 to 1.0

(See Accountant's Report and Accompanying Notes)

Newcomb & Company, Inc.
Reconciliation of Audited vs Unaudited Net Capital
December 31, 2005

Unaudited Net Capital	$ 8,709
Year End Audit Adjustments	0
Audited Net Capital	$ 8,709

(See Accountant's Report and Accompanying Notes)

Newcomb & Company, Inc.

Statement of Changes in Stockholders Equity

For The Year Ended December 31, 2005

	Paid In Capital	Common Stock	Accumulated Deficit	Shareholder Distributions	Total Stockholders Equity
Beginning Balance	$686	$27,600	($ 2,510)	$ 0	$25,776
Shareholder Distributions				(4,432)	(4,432)
Net Profit(Loss)			(2,155)		(2,155)
	$686	$27,600	($ 4,665)	($ 4,432)	$19,189

(See Accountant's Report and Accompanying Notes)

Newcomb & Company, Inc.
Statement of Retained Earnings
December 31, 2005

Beginning Retained Earnings	($ 2,509.90)
Net Income (Loss)	(2,154.92)
Shareholder Distributions	(4,432.62)
Ending Retained Earnings	($ 9,097.44)

(See Accountant's Report and Accompanying Notes)

Newcomb & Company, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Newcomb & Company, Inc. is incorporated in the Commonwealth of Massachusetts to engage in the general securities business, to deal in stocks, bonds and all other securities of every nature and description, and to engage in any lawful business allowed in the Commonwealth of Massachusetts.

The company currently has several representatives on comission. Administrative support, office space and services maybe provided without expense by an affiliated company. Due to this arrangement the results of the Company's operations may or may not be indicative of those which would exist or result from agreements and transactions among unrelated parties.

Depreciation

The company capitalizes the cost of computers, office equipment and automobiles and depreciates them using the straight line method over their useful life of 5 years.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders.

This election is valid for Massachusetts; however, Massachusetts law requires a minimum tax of $456 on State taxable income. Therefore, a provision and a related liabilty have been included in the financial statements for Masssachusetts income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2005 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $8,709 at December 31, 2005, which exceed required net capital of $5,000 by $3,709. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 0.03 to 1.0.

3. CASH FLOWS

Cash Paid for Interest and Income Taxes is as follows:

Interest	$ 0
Income Taxes	$456.00

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. COMMON STOCK

Common Stock consist of:	
Common Stock, no par value,	
10,000 shares authorized and	
2,500 shares issued and outstanding	$27,600

6. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred.

7. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and csh equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

8. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2005 the largest customer accounted for 92% of sales.